Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or “Randgold”)

MINING STARTS AT KIBALI AS PARTNERSHIP CONTINUES TO DELIVER PROGRESS

Kinshasa, Democratic Republic of Congo, 25 July 2012 - Open pit mining has started at the giant Kibali gold project in the DRC, which remains on track for first production towards the end of next year.

At the same time, decline development for the underground mine has commenced with a boxcut to open up the tunnel portals, while terracing for the metallurgical plant, earthworks for the first of four hydropower stations and infrastructure construction are all progressing well. Thirteen excavators and 53 trucks are working round the clock and up to the end of June, more than 500 000m³ of soil had been excavated and 100 000m3 of fill exceeded. Manufacturing of the mills and hydro turbines is 85% complete and more than 1 000 tonnes of structural steel and platework is en route to the site. The project currently employs some 3 500 people, of whom 700 are housed on site.

The resettlement programme, clearing the site for development, is also on schedule, with 774 families already relocated to the new model village of Kokiza. Kokiza will ultimately accommodate 3 800 families, and construction of all their homes, as well as a civic infrastructure which will include schools, clinics, shops and churches, is progressing rapidly.

Mark Bristow, chief executive of project developer and 45% shareholder Randgold Resources, said today that all the challenges presented by a multi-faceted world-class project in a remote part of Africa had thus far been successfully overcome, thanks in large measure to the productive co-operation between Kibali and the DRC government, which owns 10% of Kibali.

“The DRC had for years tried to interest the major mining companies in this project but all were daunted by its scale and location. When we came on board in 2009 our first step was to engage the State in a partnership, and the extent to which both parties have delivered on their commitment is evident in Kibali’s brisk rate of development,” Bristow said.

“Another factor in the project’s progress is the Randgold team’s experience of developing gold mines in Africa – Kibali is our fifth – and its hands-on management style. Our executives can drive multiple processes running in parallel, making sure that we deliver on all our objectives, including deadlines and budgets, and keeping seven sets of contractors in step.”

Bristow noted that since acquiring the project in 2009, Kibali had doubled its reserves, extended the scope and size of the operation, achieved community acceptance of a large-scale resettlement exercise, developed infrastructure and started construction ahead of the original schedule. “We also had to deal with elaborate permitting processes, logistical challenges and joint venture partners whose buy in had to be obtained at each stage. All these obstacles were overcome,” he said.

Earlier today, Bristow addressed a DRC Ministry of Mines conference on the country’s mining code which is currently being reviewed.

“We don’t have a problem with the code as it stands, only with its application,” he said. “As investors, one of our key requirements for a tax system is that it should be stable, predictable and transparent – we need to be able to plan our tax affairs with a reasonable degree of certainty. That’s why we believe the best way forward for the DRC government and its mining partners is not to change the rules but to apply them more efficiently and consistently.”

“Given the DRC’s need for economic development and its wealth of mineral resources, the argument for using a stable and well-administered regulatory regime to promote the country as a major mining investment destination is so strong as to be unanswerable,” said Bristow.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +27 72 614 4053 / +27 82 905 6797

Louis Watum GM Kibali Goldmines +243 994 035 464 / +256 782 239 767	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.